# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tower Semiconductor Ltd, CIK 0000928876
CUSIP: M87915274
Title of class of securities: Ordinary Shares, par value NIS 15.00 per share
Address of issuer's principal executive offices: Ramat Gavriel Industrial Park,, P.O. Box 619,, Migdal Haemek, Israel (L3), 2310502
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-003943
Filed by CIK 0001351917

## Reporting persons
- Menora Mivtachim Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,898,163; sole dispositive power 0; shared dispositive power 6,898,163; aggregate amount beneficially owned 6,898,163 (6.17% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  Row (11) is Based on 111,845,587 Ordinary Shares outstanding as of May 31, 2025 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on June 12, 2025).
- Menora Mivtachim Pensions & Gemel Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,046,352; sole dispositive power 0; shared dispositive power 6,046,352; aggregate amount beneficially owned 6,046,352 (5.41% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  Row (11) is Based on 111,845,587 Ordinary Shares outstanding as of May 31, 2025 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on June 12, 2025).

## Item 1. Issuer
Name of issuer: Tower Semiconductor Ltd
Address of issuer's principal executive offices: Ramat Gavriel Industrial Park,, P.O. Box 619,, Migdal Haemek, Israel, 2310502

## Item 2. Person Filing
Name of person filing:
Menora Mivtachim Holdings Ltd.
Menora Mivtachim Pensions and Gemel Ltd.
Address of principal business office or, if none, residence:
Menora Mivtachim Holdings Ltd. - Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel
Menora Mivtachim Pensions and Gemel Ltd. - 23 Jabotinsky St., Ramat Gan 5251102, Israel
Citizenship:
Menora Mivtachim Holdings Ltd. - Israel
Menora Mivtachim Pensions and Gemel Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

As of December 31, 2025, the securities reported herein were held as follows:

6,046,352 ordinary shares (representing 5.41% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;
797,343 ordinary shares (representing 0.71% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;
42,808 ordinary shares (representing 0.04% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; and
11,660 ordinary shares (representing 0.01% of the total ordinary shares outstanding) beneficially owned by Shomera Insurance Company Ltd.

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be. This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons, dated as of February 13, 2025 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 13, 2025).

## Signatures
- Menora Mivtachim Holdings Ltd: /s/ Omri Gal, VP Finance and Accounting (02/01/2026)
- Menora Mivtachim Holdings Ltd: /s/ Lior Yochpaz, Authorized Signatory (02/10/2026)
- Menora Mivtachim Pensions & Gemel Ltd.: /s/ Omri Gal, VP Finance and Accounting (02/01/2026)
- Menora Mivtachim Pensions & Gemel Ltd.: /s/ Lior Yochpaz, Authorized Signatory (02/10/2026)